FOR IMMEDIATE RELEASE

                                                           Contact: Don TenBarge
                                                                    812-423-6200

                                                               William W. Galvin
                                                          The Galvin Partnership
                                                                    203-618-9800


              Brill Media Company, LLC Reports Fiscal 2000 Results:
                    Revenues Up 6%, Media Cashflow Ahead 3%,
                  4TH Qtr Revenues Up 9%, Media Cashflow Up 18%


Evansville,  IN,  May 25,  2000 - Brill  Media  Company,  LLC  and  Brill  Media
Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported increased revenue and media cash flow for the fourth quarter and fiscal year ended February 29, 2000.

For the year ended February 29, 2000, revenues increased 6% to $42.8 million from $40.4 million for the prior year while media cashflow was ahead 3% to $13.4 million compared with $13.1 million in fiscal 1999. Increased revenue resulted largely from the 1999 newspaper acquisitions and the radio group while all the increase in media cashflow was produced by the radio group.

Revenues were up 6% at both newspaper operations and radio stations compared with the prior year with media cashflow down 3% in the newspaper group and up 8% in the radio station group.

The Company had a net loss of $2.7 million for the fiscal year compared with a $6.6 million loss for fiscal 1999. The reduced loss reflects primarily the gain on sale of the Missouri stations, which closed after a two-year regulatory delay.

For the fourth quarter ended February 29, 2000, revenues increased 9% to $9.7 million from $8.9 million for the same quarter in fiscal 1999 while media cashflow was ahead 18% to $2.7 million compared with $2.3 million. Generally, all properties contributed to the increase in revenues and media cashflow. Newspaper revenues were up 8% over the same quarter last year while media cashflow was up approximately 24%. Radio station revenues were up 10% and media cashflow was ahead 14%.

The Company had net income of $2.9 million for the quarter compared with a $2.1 million loss last year. This difference is primarily due to the gain on sale of the Missouri stations.

Alan R. Brill, President and Chief Executive Officer, said, "We have been working hard to effect some changes in the operating structure and culture of both our newspapers and radio stations. Therefore, we are pleased by the strong gains in revenue and media cashflow in the fiscal fourth quarter. We believe our improved operating results reflect the changes we are making. Considerable management effort continues in our acquired newspapers but the increasing revenue and growing cashflow in those operations are particularly gratifying indicators of a successful direction.

"For fiscal 2001, our newspaper operations must continue the operating momentum achieved by our increased focus on results and utilize this focus to more effectively leverage our extensive market coverage. Through our diversified holdings of daily, weekly, and specialty publications covering half the state of Michigan, we can offer local and regional advertisers an unprecedented, one-stop advertising source covering the entire market. More effective utilization of this market strength combined with our building momentum on improved operational efficiencies, we believe, will produce increasing profitability.

"During the year we experienced revenue growth in each of our radio station markets and overall cashflow gains. We bolstered our market presence in Duluth with the start-up purchase of KUSZ. In addition, in April, we made the final payment, upon FCC approval, on the FM broadcast signal purchased in Colorado at auction last fall. We expect to begin broadcasting in fiscal 2001.

"In February 2000, we finally closed on the sale of our Missouri stations. The closing had been delayed by the FCC for over two years by anti-trust considerations. The net cash proceeds of over six million dollars remain available to the company for acquisition and general use.

"We recently completed the relocation of our managed affiliate Evansville radio operations to a single state-of-the-art facility and expect that this co-location will help increase our operating effectiveness in that market. We also are nearing the completion of the new primary facility for our newspaper operations in Mt. Pleasant, Michigan. These projects combined with the new facility that our Duluth stations moved into last year and general management changes in our newspaper group and in our radio stations reflect Brill Media's continued commitment to invest time and money to develop our markets and position the Company for the long-term," Mr. Brill concluded.

--------------------------------------------------------------------------------
Brill Media Company LLC will hold a conference call to discuss fiscal 2000 results today, Wednesday, May 25 at 3.00 pm (EDT). The call can be accessed by dialing 888-873-1932. Phone lines will open at 2.55 pm.
--------------------------------------------------------------------------------


Brill Media is a diversified media enterprise that currently owns or operates thirteen radio stations in four markets and 28 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.

                                -Table Follows -

                            BRILL MEDIA COMPANY, LLC
                          BRILL MEDIA MANAGEMENT, INC.

                         HISTORICAL FINANCIAL HIGHLIGHTS

(Dollars in Thousands)

                                     Three Months Ended                            Year Ended
                                      February 28 or 29                        February 28 or 29
                            Fiscal 2000  Fiscal 1999   % Change      Fiscal 2000  Fiscal 1999    %Change

      Revenues                 9,738        8,950          8.8         42,819        40,433        5.9
      Media Cashflow           2,672        2,274         17.5         13,444        13,099        2.6
      EBITDA                   1,070        1,710        (37.4)         7,955         8,408       (5.4)
      Operating Income           264          939        (71.9)         4,904         5,542      (11.5)
      Net Income (Loss)        2,873       (2,116)                     (2,677)       (6,603)

The term "media cashflow" represents EBITDA plus incentive plan expense, management fees, time brokerage fee expense, consulting expense, income from temporary cash investments and interest income from loans made by the Company to managed affiliates. As used above "media cashflow" and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.